AB
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SEC Mail Processing Section
FEB 19 2008
Washington, DC
101

SECU 08026079 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DT Securities, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5355 Cartwright Ave., Suite 317 and 318
(No. and Street)

North Hollywood	CA	91601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Markel 818-760-1018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meir and Meir, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

139 S. Beverly Drive, Suite 204	Beverly Hills	CA	90212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/22

OATH OR AFFIRMATION

I, Daniel Markel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DT Securities, LTD., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O

Title

See attached acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On February 14, 2008 (Date) before me, Richard Mekerdoom Johnston, Notary (Here Insert Name and Title of the Officer),
personally appeared Daniel Robert Markel (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RICHARD MEKERDOOM JOHNSTON
Commission # 1582859
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2009

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

139 SOUTH BEVERLY DR, SUITE 204
BEVERLY HILLS, CA 90212
310 274 7541 TEL
310 274 1015 FAX

INDEPENDENT AUDITORS' REPORT

Board of Directors
DT Securities, LTD.
Formerly DT Ventures Capital Group, Inc.

We have audited the accompanying statement of financial condition of DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) ("Company") as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meir, Meir

Beverly Hills, California
February 1, 2008

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Statement of Financial Condition

As of December 31, 2007

Assets		
Current Assets		
Cash	$	29,886
Total Current Assets		29,886
Fixed Assets, net of accumulated depreciation of $ 791		1,847
Total Assets	$	31,733

Liabilities and Stockholders Equity		
Total Liabilities		
Accounts payable	$	9,724
Total Liabilities		9,724
Stockholders Equity		
Common Stock: No Par Value, 100,000 Shares issued and outstanding 1,000 shares		43,000
Retained Earnings		(20,991)
Total Stockholders' Equity		22,009
Total Liabilities and Stockholders' Equity	$	31,733

The accompanying notes are an integral part of these financial statements.

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Statement of Income

For the Year Ended December 31, 2007

Revenues	$ 778,594
Total Revenues	778,594
Expenses	
Depreciation	528
Rent	7,916
Salaries and commissions	668,427
Other general and administrative	76,070
Total Expenses	752,941
Income before extraordinary items	25,653
Extraordinary item- NASD proceeds (Note 3)	35,000
Net Income	$ 60,653

The accompanying notes are an integral part of these financial statements.

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Statement of Changes in Stockholders Equity

For the Year Ending December 31, 2007		
Balance at January 1, 2007	$	36,356
Capital Contributions		25,000
Net Income(Loss)		60,653
Capital Distribution		100,000
Balance at December 31, 2007	$	22,009

The accompanying notes are an integral part of these financial statements.

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Statement of Changes in Subordinated Borrowing

For the Year Ending December 31, 2007		
Subordinated borrowing at January 1, 2007	$	-
Increases		-
Decreases		-
Balance at December 31, 2007	**$**	**-**

The accompanying notes are an integral part of these financial statements.

DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Statement of Cash Flows

For the Year Ending December 31, 2007

Cash Flows From Operating Activities		
Net income	$	60,653
Adjustments to reconcile net income to net cash provided (used) by operation activities:		
Depreciation		528
Decrease in prepaid expenses		164
Decrease in accounts payable		(62,301)
Distributions to stockholders		(100,000)
Total adjustments to net income		(161,609)
Net cash provided (used) by operating activities		(100,956)
Cash Flows from Financing Activities		
Proceeds from capital contributions		25,000
Decrease in cash and cash equivalents		(75,956)
Cash and cash equivalents January 1, 2007		105,842
Cash and cash equivalents December 31, 2007	$	29,886

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California Corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2007 and revenues and expenses for the period ended December 31, 2007 Actual results could differ from those estimates.

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable at December 31, 2007 approximates fair value due to the short maturity of these instruments.

Expense items of a nature which will benefit future periods are charged to the prepaid expense accounts and are amortized over the estimated useful life of the assets.

Property and equipment are stated at cost, net of accumulated depreciation. Additions, renewals, and betterment's are capitalized whereas expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation of assets retired or sold are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is reflected in income, except for gain or loss on assets traded where it is reflected in the basis of the newly acquired asset.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated

2. Significant Accounting Policies (Continued)

useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Plant & Equipment	Straight-line	5 Years
Furniture & Fixtures	Straight-line	5 Years

Leasehold improvements are amortized over the term of the lease or the estimated life of improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred.

For financial reporting and income tax purposes the Company provides for income and expenses on the accrual basis of accounting.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. At times such investments may be in excess of the FDIC limit.

3. Extraordinary Item

Upon the completion of the consolidation of NASD and NYSE Member Regulation, the Company received a one-time special payment of $ 35,000, which accounts for one of the benefits of the consolidation.

4. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

5. Related Party Transactions

Premises of a related party have been used to perform administrative functions for the Company. In addition, related parties have been paying for some expenses incurred by the Company. The Company reimbursed the related party an amount of $ 37,793 in 2007 which included an amount of $ 7,916 to cover rent expenses.

6. Income Taxes

The Company has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements. The Company is subject to California state franchise taxes.

7. Net Capital Requirements

The Company, as a broker-dealer, is required under the provisions of Rule 14c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 8 to 1. The basic concept of the Rule is liquidity, its object being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007 the Company has net capital, as defined, of $20,162 which is $15,162 in excess of the required minimum capital.

8. Reserve Requirement For Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph k(2)(A) of such rule) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers accounts and does not otherwise hold funds or securities of customers.. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

During the year ending December 31, 2007 the Company did not pay any interest expense and there were no non-cash transactions excluded from the statement of cash flows.

10. Name Change

On June 9, 2005 the Article of Incorporation of the Company was amended to reflect a name change from DT Venture Capital Group, Inc. to DT Securities, LTD.

11. The DT Group 401(k) Profit Sharing Plan

The Company, together with related companies have a qualified 401(K) plan named, "The DT Group 401(K) Profit Sharing Plan." It is a 401(K) profit sharing plan with effective date January 1, 2005 and year end on December.

To qualify for participation in the plan, the employee must be at least age 21 and have completed one year of service except for the employees who joined the plan on August 1, 2005. The maximum amount the participant can contribute is set by the IRS regulations.

In addition to the employer "safe harbor" non-elective contributions (3% of all eligible employees' compensation), the employer may elect a discretionary (profit sharing) contribution.

11. The DT Group 401(k) Profit Sharing Plan (Continued)

In order to share in the employer profit sharing contribution for a given plan year, the participant must complete a year of service (1000 hours) during that plan year and be employed on the last day of the plan year. The following vesting schedule explains the percentage of the account balance attributed to the profit sharing contribution that the participants will be entitled to receive upon termination.

Years of Service	Vested Percentage
0	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Forfeitures of profit sharing contributions are added to the Company discretionary (profit sharing) contribution. For the year ended December 31, 2007, all the expenses associated with the pension plan were paid by a related party. The related party has no intention to be reimbursed for the expense.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
DT Securities, LTD.
(Formerly DT Ventures Capital Group, Inc.)

We have audited the accompanying financial statements of DT Securities, LTD.(formerly known as DT Ventures Capital Group, Inc.) as of and for the year ended December 31, 2007, and have issued our report thereon dated February 1, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mei & Mei

Beverly Hills, California
February 1, 2008

SCHEDULE I
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2007

	As Originally Reported	As Reported Herein	*Adjustment
Total Ownership Equity	$ 22,629	$ 22,009	$ 620
Non-Allowable Assets	2,467	1,847	620
Net Capital before haircuts	20,162	20,162	-
Haircuts on Securities	-	-	-
Net Capital	20,162	20,162	-
Required Net Capital	5,000	5,000	-
Excess Net Capital	$ 15,162	$ 15,162	$ -

*The adjustment to Net Capital are due to misclassifications and depreciation expense which were not reflected on the original focus report.

SCHEDULE I
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2007

Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition	$	9,724
Total aggregate indebtedness	$	9,724
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $ 5,000	$	5,000
Excess Net Capital	$	15,162
Excess net capital at %1000 (net capital less 10% of aggregate indebtedness)	$	19,190
Percentage of aggregate indebtedness to net capital		48.2%

SCHEDULE II
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

A computation of reserve requirement is not applicable to DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

SCHEDULE III
DT SECURITIES, LTD.
(FORMERLY KNOWN AS DT VENTURES CAPITAL GROUP, INC.)

Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Information relating to possession or control requirements is not applicable to DT Securities, LTD. (formerly known as DT Ventures Capital Group, Inc.) as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(i).

MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

139 SOUTH BEVERLY DR, SUITE 204
BEVERLY HILLS, CA 90212
310 274 7541 TEL
310 274 1015 FAX

Board of Directors
DT Securities, LTD.
Formerly DT Ventures Capital Group, Inc.

In planning and performing our audit of the financial statements of DT Securities, LTD. (formerly DT Ventures Capital Group, Inc.) (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management, or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and

procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beverly Hills, California
February 1, 2008

END